07020182

HypoVereinsbank

Member of UniCredit Group

RECEIVED JAN - 3 2007 WASH. D.C. 213 PROCESSING SECTION

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, December 15th, 2006

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ Hypotheken und Wechsel Bank („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated December 12th, 2006 commenting on HypoVereinsbank selling €960 million non-performing real estate loan portfolio to Goldman Sachs
- Investor Relations Release dated December 13th, 2006 commenting on HypoVereinsbank AG selling real estate portfolio to Värde Partners, Inc.

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

PROCESSED
JAN 10 2007
THOMSON FINANCIAL

By: Susan
Name: Susan Eckenberg
Title: IR Manager

By: R. Speich
Name: Richard Speich
Title: IR Manager

Enclosure

1/9

82-3777

INVESTOR RELATIONS RELEASE **DECEMBER 12, 2006**

HypoVereinsbank sells €960 million non-performing real estate loan portfolio to Goldman Sachs

HypoVereinsbank is ahead of schedule in the reduction of its RER portfolio to €5 billion.

Bayerische Hypo- und Vereinsbank AG (HVB) has sold a €960 million non-performing real estate loan portfolio to Goldman Sachs following a competitive auction process. Approximately 60 percent of the loans come from HVB's Real Estate Restructuring unit (RER). The parties have agreed not to disclose the purchase price.

With this sales transaction, HVB is successfully continuing its systematic reduction of risk from real estate loans following the sale of two previous portfolios totaling €4 billion to Goldman Sachs. "The purchase price achieved in the negotiations is in line with our expectations", said Andrea Varese, Management Board Member of HypoVereinsbank.

Within the framework of this transaction, Goldman Sachs will acquire loans to more than 1,100 HVB borrowers. The portfolio is collateralized approximately equally by commercial and residential properties. The deal is comprised of loans from HVB risk classes 9 and 10.

With this sale, HVB has reached its goal of reducing its RER portfolios to around €5 billion by the end of 2006. This transaction - in addition to the bank's own internal work-out reduction measures with a volume exceeding €6 billion - has thus led to a reduction of more than €10.4 billion in the RER portfolio, which had a volume of more than €15.4 billion at the beginning of 2005.

The sale of the portfolio will be concluded in the first quarter of 2007. The arranger of the deal is HVB Real Estate Structured Products / Mergers & Acquisitions.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

82-3777

INVESTOR RELATIONS RELEASE **13. DEZEMBER 2006**

HypoVereinsbank AG verkauft Immobilienportfolio an Värde Partners, Inc.

Die HypoVereinsbank hat im Rahmen ihrer strategischen Neuausrichtung ein Immobilien-Portfolio mit 86 Immobilien aus dem Besitz der Bank bzw. einzelner Töchter an Värde Partners Inc. veräußert. Diese Transaktion ist ein weiterer Schritt der Bank, sich von Geschäftsfeldern zu trennen, die nicht zu ihrer Kernkompetenz gehören. Mit dem Verkauf dieses nicht strategischen Immobilienbesitzes schafft sich die Bank zusätzliche Freiräume beim Eigenkapital zum Ausbau ihrer Geschäftsaktivitäten am deutschen Markt. Über den Kaufpreis wurde Stillschweigen vereinbart.

"Die Bank hat immer betont, dass sie fremd genutzte Immobilien nicht dauerhaft in ihrem Besitz behalten wolle. Die Situation am Immobilienmarkt bietet für eine solche Transaktion derzeit eine gute Gelegenheit", sagte Dr. Wolfgang Sprißler, Vorstandssprecher der HypoVereinsbank.

Bei den Immobilien handelt es sich um Gebäude aus dem nicht strategischen Besitz der Bank, also um Immobilien, die von der Bank nicht selbst genutzt werden. Es sind zu 88,4 Prozent gewerblich genutzte Objekte. Die vermietbare Fläche beträgt insgesamt rund 442.000 m². Die Objekte sind über ganz Deutschland verstreut, 75 Prozent davon in Westdeutschland und Berlin. Fast 60 Prozent sind Bürogebäude. Über die Hälfte der Immobilien stammt aus dem Erwerb von notleidenden Kreditengagements. In dem Portfolio befinden sich auch die Immobilien, die die Bank im Dezember 2005 von ihrer Tochter iii-Investment übernommen hat.

Arranger des Deals ist der Bereich Real Estate Structured Products/Mergers & Acquisitions der HypoVereinsbank.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

82-3777

INVESTOR RELATIONS RELEASE **12. DEZEMBER 2006**

HypoVereinsbank verkauft Not leidende Immobilienfinanzierungsbestände in Höhe von 960 Millionen Euro an Goldman Sachs

HypoVereinsbank liegt mit Abbau des RER-Portfolios auf fünf Milliarden Euro über Plan

Die Bayerische Hypo- und Vereinsbank AG (HVB) hat Not leidende Immobilienkredite in einem Gesamtvolumen von rund 960 Millionen Euro im Rahmen eines gestuften Auktionsverfahrens an Goldman Sachs verkauft. Knapp 60 Prozent der Kredite sind dem Bereich Real-Estate-Restructuring (RER) zuzuordnen. Über den Kaufpreis wurde Stillschweigen vereinbart.

Mit dieser Verkaufstransaktion setzt die HVB ihren Weg des konsequenten Abbaus von Risiken aus Immobilienfinanzierungen nach den zwei vorangegangenen Portfoliotransaktionen mit einem Volumen in Höhe von rund vier Milliarden Euro erfolgreich fort. "Der in den Verhandlungen erzielte Kaufpreis entspricht unseren Erwartungen", sagte HVB-Vorstandsmitglied Andrea Varese.

Goldman Sachs übernimmt im Rahmen der Transaktion Darlehen von mehr als 1.100 HVB-Kunden. Das verkaufte Portfolio umfasst jeweils zu gleichen Teilen gewerbliche und wohnwirtschaftliche Immobilien. Es handelt sich um Bestände aus den Risikoklassen 9 und 10, sogenannte "Non-Performing-Loans".

Mit diesem Verkauf erreicht die HVB ihr Ziel, bis Ende 2006 die RER-Bestände auf rund fünf Milliarden Euro abzubauen. Das Anfang 2005 in RER gebündelte Portfolio über 15,4 Milliarden Euro hat sich damit – auch unter Berücksichtigung eigener Abbauleistungen von mehr als sechs Milliarden Euro - mit dieser Transaktion um mehr als 10, 4 Milliarden Euro reduziert.

Der Verkauf des Portfolios wird im ersten Quartal 2007 abgeschlossen. Arranger des Deals ist der Bereich Real Estate Structured Products/Mergers & Acquisitions der HypoVereinsbank.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

82-3777

INVESTOR RELATIONS RELEASE DECEMBER 13, 2006

HypoVereinsbank AG sells real estate portfolio to Värde Partners, Inc.

As part of its strategic reorientation, HypoVereinsbank has sold a real estate portfolio containing 86 properties out of the holding or of individual subsidiaries of the Bank to Värde Partners, Inc. This transaction constitutes yet another step by the Bank to divest itself of business segments which do not belong to its core competency. The sale of these non-strategic real estate holdings will provide the Bank with additional scope in terms of equity capital for expanding its business activities in the German market. It was agreed to observe silence concerning the price.

"The Bank has always emphasized that it did not intend to permanently retain real estate used by third parties. The situation in the real estate market offers a good opportunity for such a transaction", said Wolfgang Sprissler, Board spokesman of HypoVereinsbank.

The properties in question are buildings from non-strategic holdings of the Bank, in other words, properties which are not used by the Bank itself. 88.4% of them are used commercially. The rentable floor space totals approximately 442,000 square meters. The buildings are located throughout Germany, 75% of them in Western Germany and Berlin. Almost 60% are office buildings. Over half of the buildings come from the acquisition of non-performing loan commitments. The portfolio also contains properties which the Bank took over from its subsidiary iii-Investment in December 2005.

Arranger of the deal is HypoVereinsbank's Real Estate Structured Products / Mergers & Acquisitions.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir